Ceres Managed Futures LLC

July 12, 2011

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Duc Dang

Re:	BHM Discretionary Futures Fund L.P.
Amendment No. 2 to Registration Statement on Form 10-12G, filed on
February 25, 2011, and amended on April 21, 2011
File No. 000-54284

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of BHM Discretionary Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 20, 2011, relating to the Registrant’s Form 10 filed on February 25, 2011, as amended on April 21, 2011 (File No. 000-54284). We have prepared our responses with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter, along with clean and marked (against the Form 10 filed on April 21, 2011) copies of the amended Form 10 (the “Form 10”), are being sent to the Commission via overnight mail.

General

Comment #1

We note your response to comment 2 of our letter dated March 25, 2011. Please note that we are continuing to review your response.

Response #1

Thank you.

The Units, page 4

Comment #2

Please revise to discuss the relationship between the value of the partnership’s net assets and its membership interest in the trading company.

Securities and Exchange Commission

July 12, 2011

Response #2

The Form 10 has been revised in response to your comment. Please see the section entitled “The Offering—the Units” on page 4, which now provides:

“Net Assets and the Net Asset Value per Unit are determined by the Partnership’s proportionate interest in the gains and losses generated by transactions made by the Trading Company as well as the expenses of the Trading Company (on a pro rata basis) and the Partnership as discussed below in “Charges Paid by the Trading Company and the Partnership.”

Redemptions, page 4

Comment #3

We note your response to comment 4 of our letter dated March 25, 2011 that the circumstances listed on page 4 are not the only situations where the general partner may suspend redemptions. Please tell us why disclosure of all of the remaining circumstances is not material and revise to elaborate on circumstance (ii) considering all your assets are allocated to the trading company. Also, please revise to clarify if you will notify unit holders of the suspensions and the accompanying reasons for such suspensions.

Response #3

We have revised the disclosure in the section entitled “The Offering—Redemptions” on page 4 in response to your comment. Please see the revised language, which states:

“In accordance with the Partnership Agreement, the General Partner may suspend redemptions in any fiscal year in which the General Partner determines that (i) such suspension is necessary in order to assure that the Partnership will not be treated as “publicly traded” under Internal Revenue Code of 1986, as amended, §7704, and (ii) treatment as “publicly traded” would be adverse to the Limited Partners. In addition, in accordance with the Partnership Agreement, the General Partner may suspend redemptions for the whole or part of any fiscal year if (i) the General Partner determines that the effect of redemptions, including redemptions for which redemption requests have been received, would materially impair the Partnership’s ability to operate in pursuit of its objectives, (ii) the General Partner determines that the remaining Limited Partners would be unfairly and materially disadvantaged, (iii) for certain tax reasons, or (iv) the Trading Company has suspended withdrawals or is unable to value its assets.”

Securities and Exchange Commission

July 12, 2011

Withdrawals

Comment #4

You indicate that the trading manager may suspend withdrawals from the trading company if the trading manager reasonably determines certain circumstances. Please revise to clarify if the listed circumstances encompass all possible reasons for withdrawal suspension. Also, please revise to clarify if the trading company will notify members of the suspensions and the accompanying reasons for such suspension.

Response #4

We have revised the disclosure in the section entitled “The Trading Company—the Operating Agreement of the Trading Company—Withdrawals” on page 6 in response to your comment. Please see the revised language, which states:

The operating agreement of the Trading Company provides that the Trading Manager may suspend withdrawals from the Trading Company if the Trading Manager reasonably determines that (i) extraordinary circumstances exist (including the Trading Company’s inability to liquidate any positions or any other significant administrative or other hardship exists), (ii) the effect of any withdrawal would materially impair the Trading Company’s ability to operate or (iii) the other members of the Trading Company would be unfairly and materially disadvantaged. The Trading Manager intends to notify the Partnership and other members of the Trading Company (if any) if withdrawals have been suspended.

Calculation of Net Assets, page 6

Comment #5

We note your response to comment 6 and the disclosure associated with the valuation of traded instruments. Please revise to clarify if your response implies that domestic contracts will all be exchange traded. Also, clarify whether reference to foreign exchange or “market” refers to an over the counter market.

Response #5

We have revised the disclosure in the section entitled “The Trading Company—Calculation of Net Assets” on page 7 in response to your comment. Please see the revised language, which states:

Securities and Exchange Commission

July 12, 2011

Unless U.S. generally accepted accounting principles require otherwise, the market value of a futures or option contract traded on a U.S. exchange means the settlement price on the exchange on which the particular futures or option contract is traded by the Trading Company on the day with respect to which the Net Assets of the Trading Company are being determined; provided, that if a contract could not be liquidated on such day due to the operation of daily limits or other rules of the exchange upon which that contract is traded or otherwise, the settlement price on the first subsequent day on which the contract could be liquidated will be the market value of such contract for such day. The market value of a forward contract or a futures or options contract traded on a foreign exchange or over-the counter market (domestic or foreign) means its market value as determined by Ceres on a basis consistently applied for each different variety of contract. Ceres may adjust the valuation of any Futures Interest or adopt some other method of valuation if it considers that such adjustment or adoption is required to reflect more fairly the value of such Futures Interest. The market value of a forward contract or a futures or options contract traded on a foreign exchange or market means its market value as determined by Ceres in consultation with the Trading Company’s over-the-counter foreign exchange spot, options and forward contract counterparties (currently MS & Co., Citigroup Global Markets Inc. (“CGMI”) or Morgan Stanley Capital Group Inc. (“MSCG”)).

Custody of Trading Company Assets, page 7

Comment #6

In response to comment 9, you have provided a chart on page 8 and the narrative in the response letter. Please revise to include the noted narrative in this registration statement.

Response #6

We have revised the disclosure in the section entitled “The Trading Company—Custody of Trading Company Assets” on page 8 to include the following narrative:

As reflected in the chart above, substantially all assets of the Partnership are invested in the Trading Company, which then holds the majority of its assets in an account at MS & Co., while the remainder of the Trading Company’s assets are generally invested in an MSIM money market fund. The assets of the Trading Company available for margin are held in a segregated account.

Securities and Exchange Commission

July 12, 2011

Assets not invested in futures or held for margin are not segregated based on trading objectives, except to the extent that certain funds are segregated to be used as margin in connection with the Trading Company’s futures trading activities.

Management’s Discussion and Analysis, page 27

Comment #7

We note your response to comment 8 referring us to your risk factor disclosure for a discussion of the use of margins and how it impacts gains, losses, and exposure to changing valuations. The cited risk factor discusses margin in general and not how they are specifically used in the trading company’s operations. Please revise this disclosure to discuss the use of margins during the reporting period and its impacts on your pro rata portion of the trading results.

Response #7

The Form 10 explains that the Partnership allocates substantially all of its assets to the Trading Company. The Trading Company trades the assets pursuant to the trading program of an unaffiliated commodity trading advisor, buying and selling futures, forward and options contracts. Trading these contracts requires the posting of margin (typically between 2% and 15% of the value of the contract purchased or sold). The excess cash in the Partnership is invested in cash and cash equivalents.

Comment #8

We note your response to comment 17 and the “allocation from the trading company” of $609,066. Please revise to clarify what the allocation consisted of and how the general partnership fee is recorded. Also, please revise to clarify if the allocation is effective via a reduction of the pro rata membership interest in the trading company.

Response #8

We have revised the Form 10 to include the following disclosure:

The components of expenses include: Allocation from Trading Company (recorded as a reduction of the pro rata interest of the Partnership interest in the Trading Company): $609,066 ($45,154 from management fees; $559,181 from incentive fees and $4,731 from other expenses; Ongoing placement agent fees: $68,012; Administrative fees: $22,671; Organizational costs: $96,931; and miscellaneous: $5,667. The general partner fee is recorded at the Partnership level.

Securities and Exchange Commission

July 12, 2011

Item 7. Certain Relationships and Related Transactions, page 36

Comment #9

We note your response to comment 20 that you do not utilize the services or any promoters. Please revise to identify your promoter(s) and include your supplemental response in this section.

Response #9

We have revised Item 7 to include the following information:

Ceres Managed Futures LLC organized the Partnership and did not receive any compensation for such activities. For services provided in serving as the general partner and commodity pool operator of the Partnership on an ongoing basis, the Partnership pays the General Partner a monthly administration fee equal to 1/12th of 1.0% (a 1.0% annual rate) of the Net Assets of the Partnership at the beginning of each month (the “General Partner’s Fee”).

Comment #10

We note your response to comment 21. Please revise to discuss the payments made to related parties from your fee and reimbursement arrangements. Please refer to Item 303 of Regulation S-K.

Response #10

We have revised Item 7 to include the following information:

In addition to the General Partner’s Fee as described above, subscribers of Units will pay Morgan Stanley Smith Barney LLC, an affiliate of the General Partner, (“Morgan Stanley Smith Barney” or the “Placement Agent”) ongoing compensation on a monthly basis equal to a certain percentage of the Net Assets of the Partnership as of the beginning of each month. The amount of the ongoing Placement Agent fee will generally be determined by the aggregate subscription made by such investor in the Partnership, adjusted for additional subscriptions, redemptions and exchanges. Morgan Stanley Smith Barney will pay a portion of the ongoing Placement Agent fee it receives from the Partnership to the Morgan Stanley Smith Barney Financial Advisor or Private Wealth Advisor responsible for selling the Units to the Limited Partner. There are no other fees paid to related parties of the Partnership.

Securities and Exchange Commission

July 12, 2011

Exhibit 99.1

BHM Discretionary Futures Fund, L.P. Financial Statements

Comment #11

We have reviewed your response to comment 24, and we note that your analysis of your exemption from the Investment Company Act of 1940 is currently under review by the Division of Investment Management. Notwithstanding the results of the review by the Division of Investment Management, please tell us how you meet the criteria of an investment company, as contemplated in ASC 230-10-15-4. These criteria should include investing in multiple substantive investments, investing for current income, capital appreciation, or both, and investing with investment plans that include exit strategies. Additionally, confirm that you neither acquire or hold investments for strategic operating purposes or obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to noninvestor entities that are not related parties to the investee.

Response #11

As detailed in response 2 in our letter dated April 21, 2011, we believe that the Partnership would be an investment company but for certain no-action guidance issued by the Commission. The Partnership allocates substantially all of its assets in an affiliated Trading Company. The Trading Company purchases futures, forward and options pursuant to the trading program of an unaffiliated commodity trading advisor. Morgan Stanley utilizes the trading company structure, rather than having the Partnership allocate the futures markets directly, in order to aggregate assets with respect to certain commodity trading advisors. For these reasons we believe that the Partnership qualifies as an “investment enterprise” pursuant to ASC 230-10-15-4. The Partnership does not acquire or hold investments for strategic operating purposes or obtain benefits (other than current income and capital appreciation) from investees that are unavailable to non investor entities that are not related parties to the investee.

Note 6. Financial Highlights

Comment #12

We have reviewed your response to comment 26. Please tell us how you have determined that the ratios provided in the Financial Highlights section do not constitute non-GAAP financial measures.

Response #12

Securities and Exchange Commission

July 12, 2011

Our previous response contained an inaccurate description of the calculation of the ratios. As such, we are revising our response to your comment #26 from your letter dated April 21, 2011.

The ratios provided in the “Financial Highlights” section are calculated as follows:

Net Investment Loss = (The Limited Partners allocable share of Interest Income less Expenses (exclusive of Inc. fees and organizational costs)) divided by the average Limited Partner capital for the year. The result is annualized.

Operating Expenses = The Limited Partners allocable share of Expenses (exclusive of Inc. Fee and organizational costs) divided by the average Limited Partner capital for the year. The result is annualized.

Incentive Fees Allocated from the Trading Company = The Limited Partners allocable share of Incentive fees divided by the average Limited Partner capital for the year.

The Total Return before Incentive Fees Allocated from the Trading Company = (net asset value per unit as of December 31, 2010 plus incentive fees allocated from the Trading Company per unit less beginning of the year net asset value per unit) divided by beginning of the year net asset value per unit.

Total Return = (net asset value per unit on December 31, 2010 less beginning of the year net asset value per unit) divided by beginning of the year net asset value per unit;

We believe that these ratios are materially compliant with GAAP. Additionally, we believe that the exclusion of organizational costs where applicable is not material.

Securities and Exchange Commission

July 12, 2011

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Walter Davis

Walter Davis

President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley
Timothy P. Selby, Alston & Bird LLP